November 9, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Molson Coors Brewing Company and Co-Registrants

Registration Statement on Form S-4

Filed November 1, 2017

File No. 333-221272

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Molson Coors Brewing Company, on behalf of itself and the other co-registrants, hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on November 13, 2017, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP at (303) 291-2374 to confirm the effectiveness of the Registration Statement or with any questions.

Respectfully submitted,

MOLSON COORS BREWING COMPANY

By:	/s/ E. Lee Reichert
E. Lee Reichert
Deputy Chief Legal Officer and Secretary

cc:        Jason Day and Ned Prusse (Perkins Coie LLP)